SWIRE PACIFIC

RECEIVED

Our Ref: CSA/PAC1/20& 24

21st December 2007

BY REGISTERED AIRMAIL
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

08000005

SUPPL

Dear Sirs,

Swire Pacific Limited
File No. 82-2184

Pursuant to our obligations under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are pleased to enclose herewith a copy of the press announcement of Swire Pacific Limited published on the websites of Hong Kong Exchanges and Clearing Limited for your record.

Yours faithfully,
For SWIRE PACIFIC LIMITED

PROCESSED
JAN 07 2008
THOMSON FINANCIAL

David Fu
Company Secretary

Encl.
c.c. Judy Kang, BONY NY (w/e, by email)
Ms Kammy Yuen / Ms Anna Jia/ Ms Judy Kang, BONY HK (w/e, hand)

DF/RK/sl
P:\RK\Pac\Pac\PAC1-20 Interim&Final Result\2007 Annual\Letters\Ltr - SEHKNY.doc

dlw 1/3

Swire Pacific Limited
Company Secretary's Department
35/F Two Pacific Place 88 Queensway Hong Kong GPO Box 1 HK Tel (852) 2840 8867 Fax (852) 2845 5445

SWIRE PACIFIC

RECEIVED

SWIRE PACIFIC LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Codes: 00019 and 00087)

Date of Board Meeting

This is to announce that a meeting of the Board of Directors of Swire Pacific Limited (the "Company") will be held at 11:00 a.m. on Thursday, 6th March 2008 at the registered office of the Company, for the purpose of, among other matters, considering and approving the final results for the year ended 31st December 2007 and deciding the recommendation of final dividends.

The Directors of the Company as at the date of this announcement are:

Executive Directors: C D Pratt (Chairman), P N L Chen, M Cubbon, D Ho and K G Kerr and J R Slosar;
Non-Executive Directors: Baroness Dunn, J W J Hughes-Hallett, P A Johansen and Sir Adrian Swire; and
Independent Non-Executive Directors: C K M Kwok, C Lee, M M T Yang, M C C Sze and V H C Cheng.

For and on behalf of
Swire Pacific Limited
David Fu
Company Secretary

Hong Kong, 20th December 2007

END